EXHIBIT 99.1

Central Vermont Public Service Corporation
77 Grove Street
Rutland, VT 05701

April 2007

Dear Plan Participants:

We enclose our revised prospectus describing our Dividend Reinvestment and Common Stock Purchase Plan ("Plan") filed with the Securities and Exchange Commission. Please carefully review this prospectus which incorporates ministerial revisions previously sent to participants as a Process Addendum on or about November 15, 2004 as follows:

    Plan Administrator: American Stock Transfer & Trust Company, our Transfer Agent and Plan Administrator, or any successor administrator we designate Plan Administrator, administers the Plan, maintains records, sends the Statement of Holdings to Participants, and performs other duties relating to the Plan. The Plan Administrator also handles purchases and sales and holds all shares of Common Stock purchased in accordance with the provisions of the Plan. Includes addresses and telephone numbers to use for correspondence regarding the Plan.
    Correspondence and Telephone Communications Regarding the Plan: Mailing addresses for inquiries and transactional requests, Internet address, and telephone numbers for the Plan Administrator
    Participant Withdrawal from the Plan: In addition to written notification Participants may now contact the Plan Administrator via the Internet or by telephone to notify of withdrawal. To terminate the reinvestment of dividends, the request to withdraw must be received by the Plan Administrator at least three days before the applicable dividend payable date. If the request to withdraw is received by the Plan Administrator at least three days before the dividend payable date, the un-invested dividend for that dividend will be paid out in cash on such date. If the request to withdraw shares is received by the Plan Administrator less than three days before the dividend payable date then dividends will be reinvested. However, the participant's next dividend and all subsequent dividends will be paid in cash on all shares.
    Sale of Shares Held in Participant's Account: A Participant may request to sell all, or a partial number of shares, of Common Stock credited to his or her account in the Plan. The sale will be made as soon as practicable but normally within five trading days after receipt of the request. The Participant will receive the proceeds of the sale less any related brokerage commissions and any applicable taxes. The Plan Administrator may commingle each Participant's shares with those of other Participants for the purpose of executing sales resulting in a net sale of shares. There will be no delays in processing sale requests received during the 14-16 trading day period beginning on or about the 8th day of February, May, August, and November.

No action is required on your part as a result of this filing.

Telephone inquiries should be made directly to American Stock Transfer & Trust Company at (888) 777-0318 or 718-921-8124, Monday through Thursday from 8:00 am to 7:00 pm (Eastern Time) and Fridays 8:00 am to 5:00 pm.

As always, should you have other questions about our Company, you may still contact Shareholder Services at (800) 354-2877.

Sincerely,

Dale A. Rocheleau
Senior Vice President for Legal
and Public Affairs and Corporate Secretary

Enclosure